

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2020

Anthony Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A, New Mandarin Plaza,
14 Science Museum Road,
Tsim Sha Tsui, Hong Kong

> **Re: ALE Group Holding Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted March 17, 2020**
> **CIK 0001806905**

Dear Mr. Poon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted March 17, 2020

Prospectus Summary, page 1

1. Please tell us what consideration you gave to summarizing the material terms of the memorandum of understanding with Forbes China in your prospectus and filing it as an exhibit.

2. We note that you believe one of your competitive advantages is that you have long term cooperation relationships with third party professional providers. Please describe the nature of these cooperation relationships, and the basis for your belief that this reflects both on your credibility and commitment towards providing quality services to your clients.

Risk Factors, page 8

3. Please provide risk factor disclosure about your principal shareholders' significant control over the company, and state whether they will continue to control the company after this offering. Discuss the types of corporate matters that your principal shareholders will have the ability to control and clarify that minority shareholders will have little ability to influence the direction of the company as a result of this voting control.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

4. We note that revenue decreased 19% due to fee adjustments for accounting and financial reporting services and discontinued services, offset by an increase in taxation and secretarial services during the year ended March 31, 2019. Please quantify all factors contributing to changes in revenue pursuant to Part I, Item 5.B of Form 20-F and Section III.D of SEC Release No. 33-6835.

5. We note per page 9 that you have experienced fluctuations in revenue and cost structure from the types, complexity, number, size, timing and duration of client engagements; the utilization of revenue-generating professionals; and billing rates and fee arrangements, including the ability to successfully reach milestones, and expect that these fluctuations will continue to occur in the future. Please provide a discussion of the extent to which changes in revenue are attributable to changes in these items. Refer to Part I, Item 5.B of Form 20-F.

Plan of Distribution, page 91

6. We note that investors in the offering will be required to complete a subscription agreement. Please file the form of subscription agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K.

Consolidated Statement of Operations, page F-4

7. We note that you present salaries and employee benefits as general and administrative expenses in your consolidated statement of operations. It appears that these costs are directly attributable to revenue and therefore are required to be included in costs and expenses applicable to revenues (cost of services) pursuant to Rule 5-03.2(a) of Regulation S-X. Please advise.

Statement of Consolidated Cash Flows , page F-6

8. We note that you have classified "Loan to a director" and "Repayments of loans from a Director" as cash flows from financing activities. These cash flows should be classified as cash flows from investing activities. Please see ASC 230-10-45-12a and 13a for further guidance and revise accordingly.

Note 6: Accrued expenses and other payables, page F-18

9. We note per page 61 that you request prepayment from the majority of clients that you provide secretarial services and recognize these amounts as deferred revenue; however, there is no deferred revenue recorded on the balance sheet for the periods presented. Please advise.

Index to Consolidated Financial Statements

Note 8. Related party transactions and balances, page F-21

10. We note a loan receivable from your CFO, Mr. Raymond Wai Man Yip, in the amount of $2,452,841 HKD as of September 30, 2019 that was wholly settled by March 2020. Please disclose the manner of settlement pursuant to ASC 850-10-50-1(d).

Revenue Recognition, page F-29

11. We note in your revenue recognition policy under ASC 606 on page F-30 that you have no variable consideration. We also note per your discussion in MD&A that revenue decreased primarily for fee adjustments. Please tell us the nature of these adjustments and your consideration of ASC 606-10-32-7 in determining transaction price.

   You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services